October 4, 2010

Mr. Mark Webb
Legal Branch Chief
Office of Financial Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	BancTrust Financial Group, Inc.
Form 10-K
Filed March 17, 2010
File No. 000-15423

Form 10-Qs
Filed May 11, 2010 and August 10, 2010
File No. 000-15423

Dear Mr. Webb:

We received your letter dated September 21, 2010, regarding our Form 10-K for the fiscal year ended December 31, 2009 and our Forms 10-Q for the quarters ended June 30, 2010 and March 31, 2010.  Thank you for bringing these comments to our attention and for helping us to improve our public disclosures.

We intend to revise our future filings, and we are currently preparing additional disclosures that are responsive to your comments.  We expect to submit draft disclosures not later than Tuesday, October 19, 2010.

On behalf of BancTrust Financial Group, Inc., I acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 4, 2010

If you have any questions or comments prior to receipt of our draft disclosures, please do not hesitate to contact me at (251) 431-7813.

Sincerely,

/s/F. Michael Johnson
F. Michael Johnson
Chief Financial Officer
BancTrust Financial Group, Inc.